Onteco Corporation
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932-9795 Fax (305)932-9033

October 3, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Christian Windsor, Special Counsel Erin Purnell

Re:	Onteco Corporation Preliminary Information Statement on Schedule 14C Filed: September 19, 2012 File No. 000-53104

To Whom It May Concern:

On behalf of Onteco Corporation, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated September 27, 2012 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the “Information Statement”).

General

1.            Please be advised that the Board of Directors of the Company fully intends to file a registration statement on Form S-1 with the Securities and Exchange Commission regarding the shares to be issued by NexPhase Lighting Inc. ("NexPhase") to the shareholders of the Company in accordance with the spin-off of NexPhase. The Board of Directors in its resolution dated September 10, 2012 approved the filing of a registration statement to register such shares and to provide for NexPhase to become a fully reporting company under the Securities Exchange Act of 1934, as amended. We anticipate the filing of the registration immediately after the filing of the definitive Information Statement.

Onteco Corporation
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932-9795 Fax (305)932-9033

Securities and Exchange Commission
Page Two
October 3, 2012

2.            Please be advised that the edgar agents for the Company, Discount Edgars, realized the mistake in filing the Information Statement as a contested filing. Management of the Company confirms that they are not aware of any potential contest to the matters addressed in the Information Statement. If you need confirmation of the error in filing from Discount Edgars regarding their mistake, please advise.

Security Ownership of Executive Officers, Directors and Five Percent Shareholders, page 10.

3.            In accordance with the staff's comments, please be advised that the beneficial ownership chart and associated disclosure changed for the following reasons:

(a)  On July 11, 2012, Dror Svorai entered into that certain sale and purchase agreement with Gold Dream Investments Limited, a United Kingdom company ("Gold Dream"), pursuant to which Mr. Svorai sold and transferred an aggregate of 75,000 shares of Series A preferred stock to Gold Dream. Mr. Svorai filed a Schedule 13D and corresponding Form 4 Statement of Change of Beneficial Ownership Interest with the Securities and Exchange Commission on August 1, 2012. It was a private sale between Mr. Svorai and Gold Dream. We assisted in the preparation of a Schedule 13D for Gold Dream, however, Gold Dream has not filed the Schedule 13D as of current date. Gold Dream is located in Israel and has had some difficulty in obtaining SEC filing codes. We have been informed that Gold Dream intends to file its Schedule 13D by week's end.

(b)  On August 31, 2012, Jorge Schcolnik was appointed by the Board of Directors as a director of the Company. In connection with Mr. Schcolnik's appointment, an aggregate 50,000,000 shares of common stock were issued to Mr. Schcolnik on August 31, 2012. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended. A current report on Form 8-K disclosing the appointment of Mr. Schcolnik was filed with the Securities and Exchange Commission on September 10, 2012. As of the date of this correspondence, Mr. Schcolnik has received his SEC filing codes and has filed his Form 3.

Onteco Corporation
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932-9795 Fax (305)932-9033

Securities and Exchange Commission
Page Three
October 3, 2012

(c)   The Company has not executed a final definitive share exchange agreement with Cyber Centers Corporation, a private company ("Cyber Centers"), pursuant to which an aggregate 150,000,000 shares of common stock are to be issued in exchange for all of the issued and outstanding shares of Cyber Centers. As of current date, the share exchange agreement has yet to be executed. However, the shares of common stock were requested by the Board of Directors to be issued to the shareholders of Cyber Centers. The shares were issued under Section 4(2) of the Securities Exchange Act of 1933, as amended. The 150,000,000 shares evidenced by the respective stock certificates are being held by the Company until consummation of the share exchange. Therefore, since the shares were issued, the beneficial table includes such issuance. However, no reports have been filed with the Securities and Exchange Commission until the definitive share exchange agreement is finalized and executed.

4.            In accordance with the staff's comments, please be advised that the beneficial ownership table has been revised to provide a column for preferred shares.

5.            In accordance with the staff's comments, please be advised that the beneficial ownership table has been revised to provide for share ownership of the directors as a group.

6.            In accordance with the staff's comments, please be advised that the beneficial ownership table has been revised to provide the share ownership of NexPhase after the anticipated spin-off.

Number of Shares to be Received as a Result of the Spin-Off, page 11

7.            In accordance with the staff’s comments, please be advised that the disclosure has been amended in accordance with Item 3 of Schedule 14C.

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Onteco Corporation
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932-9795 Fax (305)932-9033

Securities and Exchange Commission
Page Four
October 3, 2012

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Onteco Corporation

By:	/s/ Dror Svorai
President//Chief Executive Officer